UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:    June 2, 2017

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 15th Fiscal Year

April 1, 2016 to March 31, 2017

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 15th Fiscal Year

(April 1, 2016 to March 31, 2017)

1.  Matters Regarding the Current Conditions of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2016 (fiscal year ended March 31, 2017), overseas economies continued to gradually recover. Emerging economies showed signs of recovery over the latter half of the year, thanks primarily to bottoming-out resources prices and economic stimulus measures, while developed countries continued to recover moderately as the economies in the U.S. and Europe continued to recover backed by solid consumption. The Japanese economy also remained on track for gradual recovery, as indicated by uptick in consumer spending supported by an improvement in the employment and income environment on the back of a generally high level of corporate profits.

In the Japanese financial and capital markets, both short-term and long-term interest rates have remained in the minus territory since the beginning of fiscal 2016. However, since the Bank of Japan (BOJ) introduced Quantitative and Qualitative Monetary Easing with Yield Curve Control in September 2016, short-term rates reached the level around minus 0.04% while long-term rates reached around 0.07% towards the end of fiscal 2016. The Japanese yen remained strong until autumn 2016, as risk-averse mood intensified under the increasingly uncertain prospects of the global economy. However, the yen began to weaken after the U.S. Presidential campaign in November, reaching around 118 yen to the U.S. dollar at one point in December. Afterwards, increasing uncertainty in the political future of Europe as well as in the economic policies of the Trump administration gave rise to the yen appreciating to the lower 111 yen to the U.S. dollar range by the end of fiscal 2016. The Nikkei stock average declined to 14,000 yen mark at one point, affected by factors such as the Brexit camp winning the referendum held in the U.K. last June. The Nikkei stock average recovered afterwards to the higher 19,000 yen range at one point in March 2017, in anticipation of the favorable impact of the Trump administration’s economic policies and eventually hovering in the higher 18,000 yen range at the end of fiscal 2016.

Under such circumstances, the Basel Committee on Banking Supervision announced, the delay of final agreement on the review of the global regulatory framework concerning capital and liquidity of banks (Basel III) in January this year. In Japan, the “Act for Partial Revision of the Banking Act, etc. in Response to the Changes in Environment including the Development of Information and Communication Technologies” was enacted in May last year, for the purpose of facilitating enhancement of business administration functions of financial groups, consolidation of common and duplicative operations within financial groups, and investments in financial business-related IT companies (FinTech companies). Furthermore in March this year, the “Act for Partial Revision of the Banking Act, etc.” was proposed in the National Diet for the purpose of developing legislation for driving technological innovation through collaboration between financial institutions and FinTech companies. In addition, the Financial Services Agency announced the “Principles for Customer-Oriented Business Conduct,” which are supposed to serve as useful guidelines for financial institutions, etc. for proactively and innovatively providing customer-focused financial products and services with superior quality.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), conducting mainly commercial banking and other financial services, including leasing, securities, and consumer finance, have been working under a medium-term management plan for the three fiscal years from April 1, 2014 to March 31, 2017.

Our basic policy for fiscal 2016, the final year of the medium-term management plan, is to “focus on bottom-line profit (Note 2) by strengthening efforts to improve profitability and efficiency, while maximizing efforts to realize the key initiatives set in the medium-term management plan and grow our top-line profit (Note 1)” and “Run a strict risk-sensitive operation (Note 3) given the current uncertain business environment, while pursuing new business opportunities by responding to changes in a proactive and innovative manner (Note 4).” Based on the above, we implemented the following initiatives.

(Note 1) Consolidated gross profit

(Note 2) Profit attributable to owners of parent

(Note 3) Managing operation with enhanced risk sensitivity

(Note 4) Providing swift respond to predict the change

[Vision for the next decade and three-year management goals] (Announced in May 2014)

Vision for the Next Decade
We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.
We will become a truly Asia-centric institution. (Note 5)	We will develop the best-in-class earnings base in Japan.
We will realize true globalization and continue to evolve our business model.

Three-Year Management Goals
(1) Develop and evolve client-centric business models for main domestic and international businesses
(2) Build a platform for realizing Asia-centric operations and capture growth opportunities
(3) Realize sustainable growth of top-line profit while maintaining soundness and profitability
(4) Upgrade corporate infrastructure to support next stage of growth

(Note 5)	The reinforcement of business in Asia is our most important strategy and we aim to become a leading financial group in Asia by proactively investing resources into the region

(1) Develop and evolve client-centric business models for main domestic and international businesses

  In Japan and overseas, we further reinforced our business foundation and enhanced our ability to address our clients’ needs, which are becoming more diverse and sophisticated.

  Specifically, for our large corporate clients, Sumitomo Mitsui Banking Corporation (SMBC) and SMBC Nikko Securities Inc. have been providing a range of solutions in the area of M&A both at home and abroad, through strengthening seamless operations among domestic and international offices across the Group, while further expanding organizations dedicated to banking-securities collaboration at SMBC and SMBC Nikko Securities Inc. Meanwhile, SMBC Trust Bank Ltd. has also been providing quality services to many clients, through comprehensive proposals primarily involving agency services to clients in need of buying and selling real estate.

  For our medium and small-sized corporate clients, SMBC and SMBC Nikko Securities Inc. have been actively responding to financial needs of each client involving business succession, merger, or restructuring. In addition, SMBC and the Japan Research Institute, Limited organized a competition on creating new businesses through providing a bridge between investors and corporations with the aim of supporting the commercial development of advanced technologies. SMBC and Sumitomo Mitsui Finance and Leasing Company, Limited established a judicial person qualified to own farmland jointly with Ogata Village Akitakomachi Rice Producers Co., Ltd. and other organizations, in an effort to promote financial initiatives that can contribute to the growth of the Japanese economy. For business owners, we provided new value-added services through “Area Main Office,” the community-based area marketing office established at SMBC, to meet the wide variety of needs of business owners, both as a corporate manager and an individual, such as wealth management, asset succession and business succession.

  For individual clients, the Group as a whole has been working to enhance services based on our “Fiduciary Duty Declaration” formulated in March last year in order to provide a more valuable service to customer in asset management and asset formation business. Meanwhile, SMBC and SMBC Nikko Securities Inc. have been intensifying the collaboration between them to meet clients’ diversifying needs for wealth management. SMBC Nikko Securities Inc. has been supporting clients’ medium to long-term wealth formation through proposing a range of investment products, including investment trust adopting an ESG-focused investment approach (Note 6), which is attracting increasing attention as new guidelines for evaluating a company. In addition, SMBC has been actively strengthening various services based on information and communication technology (ICT) such as enhancement of services for smartphones and launch of debit card services. In the consumer finance business, SMBC Consumer Finance Co., Ltd. and Sumitomo Mitsui Card Company, Limited jointly launched a service enabling customers to immediately deposit the borrowed fund into their prepaid cards, which can be used at Visa member stores around the world, as part of Group-wide initiatives.

Regarding our initiatives for overseas clients, SMBC has been responding to the financial needs associated with clients’ fund settlement and exports and imports business operations through providing various financial products focused on transaction payment and services capitalizing on our global expertise. In addition, SMBC Nikko Securities Inc. jointly engaged in securities underwriting operations as part of the promotion of combining services. Moreover, SMBC established sub-branches in Mumbai, India and Thilawa, Myanmar, while Sumitomo Mitsui Banking Corporation (China) Limited established a branch in Dalian, China, as part of the ongoing expansion of the overseas network.

For our institutional investors, SMBC developed the framework to meet investors’ diversified investment objectives and wider range of needs by establishing Distribution Department and implementing securitization backed by loan claims jointly with SMBC Nikko Securities Inc. in an effort to strengthen capabilities to sell financial products.

Regarding information and communication technology (ICT) and transaction banking business, SMBC and the Japan Research Institute, Limited jointly introduced a system using “IBM Watson Explorer,” an AI-based platform provided by IBM Japan Ltd for all terminals at SMBC’s call centers, to ensure more prompt and accurate response to customer inquiries. In addition, the Company and SMBC jointly concluded a memorandum of understanding with NTT DATA Corporation and Daon, Inc. of Ireland, with a view to commercializing identification of individuals using multiple biometric technologies in order to enhance convenience and security in applications for smartphones. Furthermore, the Company has decided to establish SMFG Silicon Valley Digital Innovation Laboratory as part of IT Innovation Department (Tokyo) in Silicon Valley, California (the U.S.), a leading hub for IT-related businesses, in an effort to develop a framework to pursue FinTech-related innovation.

(Note 6)

ESG is an investment approach involving an investment process that considers an investee’s attitude towards environment, society and governance, in addition to the evaluation of its financial position and other factors. Companies with high ESG rating is expected to achieve sustainable growth.

(2) Build a platform for realizing Asia-centric operations and capture growth opportunities

SMBC established East Asia Division with a view to provide swift responds to accurate comprehension of regional circumstances and local customer needs in the East Asia region. In addition, SMBC has further enhanced the presence of the Group in Asia, through initiatives such as providing new ICT-based financial services for individual customers, including “BTPN Wow!,” a mobile phone-based mobile banking service, and “Jenius,” a smartphone-based digital banking service, in collaboration with a local commercial bank in Indonesia, PT Bank Tabungan Pensiunan Nasional Tbk.

(3) Realize sustainable growth of top-line profit while maintaining soundness and profitability

We endeavored to acquire new clients and provide a full range of financial services in order to realize the sustainable growth of our top-line profit. We implemented various initiatives to fully meet the increasingly sophisticated and diverse needs of our clients, including intensifying our efforts to develop and evolve client-centric business models for main domestic and international businesses, and strengthening collaborations among Group companies.

The Company has promoted to develop a framework in order to realize sustainable growth of top-line profit. For this purpose, on July last year, SMBC additionally acquired the common stocks of Sumitomo Mitsui Asset Management, Limited (“SMAM”). As a result, after SMAM became consolidated subsidiary, becoming directly owned subsidiary of the Company on October. Furthermore, SMBC Nikko Securities Inc. and SMBC Friend Securities Co., Ltd. concluded a merger agreement, with a view to thoroughly strengthen their competitiveness through the mutual use of each other’s strengths and synergies by consolidation.

In addition, SMBC has been shifting to a business model capable of sustainable growth through improving asset efficiency, and as part of this initiative, reached an agreement to acquire all of the shares in American Railcar Leasing LLC, in the railcar lease field with higher potential returns.

(4) Upgrade corporate infrastructure to support next stage of growth

The Company decided to adopt the policy for the transition to a Company with three Committees as a measure to strengthen and enhance its corporate governance. We will also introduce group-wide business units and a CxO system (Note 7) for formulating and implementing Group-wide business strategies, as well as for strengthening comprehensive Group management control. The preparation for these initiatives has been under way (Note 8).

In addition, the Company has been continuously committed to creating a workplace for maximizing female participation, as part of the initiative to develop a working environment in which human resources with diverse background can fully exert their potential capabilities. The Company was selected by the Ministry of Economy, Trade and Industry and Tokyo Stock Exchange, Inc. in the “FY2016 Nadeshiko Brands” as a company which actively engaged in utilizing female talents. SMBC has been promoting work style reform and workplace diversity, including the launch of work-at-home system and initiatives to reduce overtime.

(Note 7)	CxO generically refers to all chief officers such as CFO (Chief Financial Officer) and CRO (Chief Risk Officer).

(Note 8)

Group-wide business units and CxO system were implemented in April this year. The transition to a Company with three Committees will be implemented subject to the approval at the 15th Ordinary General Meeting of Shareholders to be held in June this year.

As a result of these initiatives, the Company recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 1,005.8 billion yen and 706.5 billion yen, respectively, in fiscal 2016.

[Summary of Performance]

Sumitomo Mitsui Financial Group

	FY2015	FY2016
Ordinary profit	985.2 billion yen	1,005.8 billion yen
Profit attributable to owners of parent	646.6 billion yen	706.5 billion yen

(Note) Amounts less than one hundred million yen have been rounded down.

Sumitomo Mitsui Banking Corporation (For reference)

	FY2015	FY2016
Ordinary profit	747.8 billion yen	864.0 billion yen
Net income	609.1 billion yen	681.7 billion yen

(Note) Amounts less than one hundred million yen have been rounded down.

Issues to be addressed

We have formulated a new medium-term management plan for the three years from April 1, 2017 to March 31, 2020 under the heading of “SMFG Next Stage”. By combining the Group’s strengths with a more focused business management, we aim to be the financial institution of choice for our customers, to achieve sustainable growth and to enhance corporate value through the provision of value-added products and services.

The business environment for financial institutions is expected to remain challenging due to the negative interest rate policy in Japan and likely further tightening of international financial regulations. From a political and social perspective, protectionist tendencies in some countries and geopolitical risks are also likely to add to the climate of uncertainty.

On the other hand, we see growing opportunities in our domestic business. For example retail customers shifting from cash savings to investments and adopting digital/cashless solutions, corporate customers accelerating M&A activities and expanding overseas business and investors seeking positive returns against the prolonged period of low interest rates. Furthermore, our overseas business is also expected to bring opportunities including sustainable growth in the US, global M&A activities by our clients, mid-long term growth in Asia, and continuing increase in infrastructure investment.

Under the medium-term management plan, we have established three core policies in order to achieve sustainable growth and get to the next stage of our journey towards our mid-long term vision of becoming “a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region”.

Core Policies (1) Disciplined business management (2) Focus on our strengths to generate growth (3) Integration across the Group and globally to achieve sustainable growth

(1) Disciplined business management

With the environment for financial institutions expected to remain challenging, we will focus on “capital”, “asset”, and “cost” efficiencies to grow our bottom-line profit in a sustainable manner, in other words to become a profitable financial institution through sustained discipline.

While maintaining our competitiveness in the stable domestic market, we will allocate resources across our portfolio of businesses in order to prioritize business fields which enhance capital efficiency. In addition, expecting tightening of international financial regulations, we will further strengthen control of our risk-weighted assets. Specifically, by assessing risks, we will seek to recalibrate our business portfolio by reducing low-margin assets whilst investing in more profitable and asset-efficient businesses.

Meanwhile, we will optimize workflows and share infrastructures among group companies by fully utilizing digital technology. Specifically, we will enhance productivity on a group-wide basis by reorganizing our retail branches and group structure such as through the merging of our security subsidiaries.

(2) Focus on our strengths to generate growth

Based on our core competencies and the opportunities we see for growth we have identified the following “Seven Core Business Areas” which we wish to prioritize as shown below.

In addition to strengthening our domestic businesses, where we can make steady profits, we will implement growth strategies in international businesses. Further, we will aim to generate new strengths that will contribute to our future growth.

[Seven Core Business Areas]

(1) Hold the number one retail banking franchise in Japan

(2) Build on our lead position in the Japanese medium-sized enterprise market

(3) Increase market share in Corporate & Investment Banking in key global markets

(4) Establish a top-tier position in product lines where we are competitive globally

(5) Accelerate our “Asia-centric” strategy

(6) Strengthen sales & trading capability

(7) Develop asset-light businesses: trust banking and asset management

(3) Integration across the Group and globally to achieve sustainable growth

(a) Governance and management structure to maximize our business potential

We intend to transform into a Company with Three Committees in order to strengthen the supervisory functions of the board of directors with regard to the business execution and facilitate the swifter execution of operations by adopting a corporate governance framework which is globally recognized, subject to approval at the 15th ordinary general meeting of shareholders.

To maximize business opportunities on a group-wide and global basis, we have established business units at Group level and introduced a CxO system. Specifically, we will seek to meet the needs of a wide range of clients by executing strategies and strengthening services on a group basis. Further, we will optimize resource allocation by sharing management resources, for example by exchanging employees among group companies. In addition, we will control the allocation of human resources and IT investment on a group basis by enhancing the capabilities of our planning and management functions. In order to support these initiatives, we will introduce management frameworks, such as setting target for each business unit, and improved management information systems.

In addition, we are planning to revise the executive pay system by introducing stock-based compensation which is linked to financial targets within this medium-term management plan and to our stock performance. We will also look into raising the ratio of stock-based compensation for executives.

(b) Digitalization

With the rapid advance of digitalization, we will proactively introduce new technologies and promote digitalization in various areas for enhancing the customer experience, generating new businesses, improving productivity and operating efficiency of the Group, and upgrading management infrastructure.

We aim to respond to shareholders’ expectations through showing steady results regarding the initiatives described above. We look forward to the continued understanding and support of our shareholders in these endeavors.

(2) Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

  a. Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: billions of yen

	FY2013 (Fiscal year ended March 31, 2014)	FY2014 (Fiscal year ended March 31, 2015)	FY2015 (Fiscal year ended March 31, 2016)	FY2016 (Fiscal year ended March 31, 2017)
Ordinary income	4,641.8	4,851.2	4,772.1	5,133.2
Ordinary profit	1,432.3	1,321.1	985.2	1,005.8
Profit attributable to owners of parent	835.3	753.6	646.6	706.5
Comprehensive income	1,303.2	2,063.5	178.3	966.0
Net assets	9,005.0	10,696.2	10,447.6	11,234.2
Total assets	161,534.3	183,442.5	186,585.8	197,791.6

(Notes)	1.	Amounts less than one hundred million yen have been rounded down.
	2.

In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, the presentation of “Net income” is changed to “Profit attributable to owners of parent” from the fiscal year ended March 31, 2016. Figures on or before the fiscal year ended March 31, 2015 in the consolidated financial statements reflect these changes.

	3.	The Company has 354 consolidated subsidiaries and 54 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2017.

  b. Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: billions of yen

	FY2013 (Fiscal year ended March 31, 2014)	FY2014 (Fiscal year ended March 31, 2015)	FY2015 (Fiscal year ended March 31, 2016)	FY2016 (Fiscal year ended March 31, 2017)
Operating income	220.3	527.3	577.8	502.4
Dividends received	206.8	504.0	543.1	428.8
Dividends received from banking subsidiaries	190.3	485.4	522.6	408.4
Dividends received from other subsidiaries	13.5	15.8	18.2	17.5
Net income	(millions of yen) 189,018	(millions of yen) 485,970	(millions of yen) 527,288	(millions of yen) 450,775
Earnings per share	(yen) 134.04	(yen) 344.64	(yen) 373.95	(yen) 319.69
Total assets	6,279.7	6,843.9	8,187.5	10,457.1
Investments in banking subsidiaries	5,175.4	5,175.4	5,165.9	4,613.8
Investments in other subsidiaries	927.4	927.4	936.8	1,489.0

(Note)	Amounts less than one hundred million yen have been rounded down.

(3)	Employees of the Group

	March 31, 2017
	Commercial Banking	Leasing	Securities	Consumer Finance	Other Business
Number of employees	39,768	3,741	11,527	11,346	10,823

	March 31, 2016
	Commercial Banking	Leasing	Securities	Consumer Finance	Other Business
Number of employees	38,047	2,704	11,056	11,443	10,402

(Notes)	1.	The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (19,432 persons as of March 31, 2017; 19,887 persons as of March 31, 2016).
	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.

(4)	Principal Offices of the Group

a.	Commercial Banking

Sumitomo Mitsui Banking Corporation:

Domestic:	Head Office, Tokyo Main Office, Osaka Head Office, Kobe Main Office, and 933 other branches and sub-branches (975 as of March 31, 2016)
Overseas:	New York Branch and 37 other branches and sub-branches (34 as of March 31, 2016)

SMBC Trust Bank Ltd.:

Head Office and 36 other branches (36 as of March 31, 2016)

THE MINATO BANK, LTD.:

Head Office and 105 other branches (107 as of March 31, 2016)

Kansai Urban Banking Corporation:

Head Office and 154 other branches (156 as of March 31, 2016)

b.	Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited:

Tokyo Head Office, Takebashi Office, Osaka Head Office, etc.

c.	Securities

SMBC Nikko Securities Inc.:

Head Office, etc.

SMBC Friend Securities Co., Ltd.:

Head Office, etc.

d.	Consumer Finance

Sumitomo Mitsui Card Company, Limited:

Tokyo Head Office, Osaka Head Office, etc.

Cedyna Financial Corporation:

Head Office, Tokyo Head Office, etc.

SMBC Consumer Finance Co., Ltd.:

Head Office, etc.

e.	Other Business

The Japan Research Institute, Limited:

Tokyo Head Office, Osaka Head Office, etc.

Sumitomo Mitsui Asset Management Company, Limited

Head Office, etc.

(5)	Capital Investment of the Group

a.	Total Amount of Capital Investment

Unit: millions of yen
Reportable segment	Amount
Commercial Banking	134,289
Leasing	5,033
Securities	21,608
Consumer Finance	31,981
Other Business	11,123
Total	204,035

(Notes)	1. Amounts less than one million yen have been rounded down.
2. Amounts above indicate the total amount of capital investment for the Company and consolidated subsidiaries.

b.	Establishment of Principal Facilities, etc.

Unit: millions of yen
Reportable segment	Company name	Description	Amount
Commercial Banking	Sumitomo Mitsui Banking Corporation	Capital investment in branches	18,171
		Software	63,047
Leasing	There are no important matters to be stated.		-
Securities	There are no important matters to be stated.		-
Consumer Finance	There are no important matters to be stated.		-
Other Business	There are no important matters to be stated.		-

(Note)	Amounts less than one million yen have been rounded down.

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	June 6, 1996	1,770,996	100.00	-
SMBC Trust Bank Ltd.	Minato-ku, Tokyo	Commercial banking and trust services	February 25, 1986	87,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	February 4, 1963	15,000	60.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00	-
SMBC Friend Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	March 2, 1948	27,270	100.00	-

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chuo-ku, Tokyo	Consumer lending	March 20, 1962	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	November 1, 2002	10,000	100.00	-
Sumitomo Mitsui Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory and investment trust management	July 15, 1985	2,000	60.00	-
THE MINATO BANK, LTD.	Chuo-ku, Kobe	Commercial banking	September 6, 1949	27,484	46.42 (46.42)	-
Kansai Urban Banking Corporation	Chuo-ku, Osaka	Commercial banking	July 1, 1922	47,039	60.15 (60.15)	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Commercial banking	March 5, 2003	359,008 [USD 3,200 million]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	April 27, 2009	162,800 [RMB 10,000 million]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
SMBC Capital Markets, Inc.	Wilmington, Delaware, U.S.A.	Derivatives	December 4, 1986	0 [USD 100]	100.00 (100.00)	-
PT Bank Tabungan Pensiunan Nasional Tbk	Jakarta, Republic of Indonesia	Commercial banking	February 5, 1958	981 [IDR 116.8 billion]	40.66 (40.66)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	6,950	33.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000	43.96	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
	4.	SMBC Nikko Securities Inc. (“SMBC Nikko”) became a directly owned subsidiary of the Company from the fiscal 2016.
	5.	Sumitomo Mitsui Asset Management Company, Limited became a consolidated subsidiary of the Company from the fiscal 2016.
6.

The percentage of the Company’s voting rights in subsidiaries for THE MINATO BANK, LTD. includes 40.37% of the percentage of the Company’s voting rights attached to shares that SMBC contributed to the retirement benefits trust. The voting rights attached to the shares are to be exercised at the instruction of SMBC.

Significant Business Alliance

The Company, Sumitomo Mitsui Card Company, Limited, and SMBC have formed a business alliance with NTT DOCOMO, Inc. mainly for the joint promotion of a credit settlement service using mobile phones.

(7)    Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	-	-

(Note)    Amounts less than one million yen have been rounded down.

(8)    Material Matters regarding Business Transfer, etc.

Date of business transfer, etc.	Status of business transfer, etc.
July 29, 2016

SMBC acquired the common stock of Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) on July 29, 2016. As a result, SMAM became a consolidated subsidiary.

In addition, on October 1, 2016, the Company received common stocks as the property dividend of SMAM from SMBC. As a result, SMAM became a directly owned subsidiary.

2.  Matters regarding Directors and Corporate Auditors

(1)	Directors and Corporate Auditors

(As of March 31, 2017)

Name	Position and responsibility	Significant concurrent positions	Other
Masayuki Oku	Chairman of the Board	Director of Kao Corporation Director of KOMATSU LTD. Director of CHUGAI PHARMACEUTICAL CO., LTD. Director of The Bank of East Asia, Limited Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.	-
Koichi Miyata	President (Representative Director)	Director of Sumitomo Mitsui Banking Corporation Director of SONY CORPORATION Corporate Auditor of Isetan Mitsukoshi Holdings Ltd.	-
Takeshi Kunibe	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director) Director of NEC Corporation	-
Yujiro Ito	Director (Representative Director) Responsible for General Affairs Dept. and Human Resources Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Kozo Ogino	Director Responsible for Audit Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Jun Ohta	Director Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. Subsidiaries & Affiliates Dept., IT Innovation Dept. and Transaction Business Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Katsunori Tanizaki	Director Responsible for IT Planning Dept. and Data Management Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Koichi Noda	Director Responsible for Corporate Risk Management Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Tetsuya Kubo	Director	Representative Director, Chairman of the Board of SMBC Nikko Securities Inc.	-

Name	Position and responsibility	Significant concurrent positions	Other
Yoshinori Yokoyama	Director (outside)	-	-
Kuniaki Nomura	Director (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Arthur M. Mitchell	Director (outside)	Attorney at Law, admitted in New York Registered Foreign Attorney in Japan	-
Masaharu Kohno	Director (outside)	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Eriko Sakurai	Director (outside)	Chairman and CEO of Dow Corning Toray, Co., Ltd. Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Toshiyuki Teramoto	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Kazuhiko Nakao	Standing Corporate Auditor	-	-
Toru Mikami	Standing Corporate Auditor	-	-
Ikuo Uno	Corporate Auditor (outside)	Executive Advisor to the Board of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Satoshi Itoh	Corporate Auditor (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	He has considerable expertise in finance and accounting.
Rokuro Tsuruta	Corporate Auditor (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-

(Notes)	1.	Messrs. Yoshinori Yokoyama, Kuniaki Nomura, Arthur M. Mitchell, Masaharu Kohno and Ms. Eriko Sakurai are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.
	2.	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors as provided for in Article 2, Item 16 of the Companies Act.
	3.

The Company has designated Directors Messrs. Yoshinori Yokoyama, Kuniaki Nomura, Arthur M. Mitchell, Masaharu Kohno and Ms. Eriko Sakurai and Corporate Auditors Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta as Independent Directors/Auditors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

4.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2017:

Chairman of the Board	Masayuki Oku	Director

President (Representative Director)	Koichi Miyata	Chairman of the Board Chairman of the Board of Sumitomo Mitsui Banking Corporation
Director	Takeshi Kunibe	President (Representative Director) Group CEO Resigned from President of Sumitomo Mitsui Banking Corporation (Representative Director)
Director (Representative Director)	Yujiro Ito	Resigned from Director (Representative Director) Resigned from Director of Sumitomo Mitsui Banking Corporation (Representative Director)
Director	Kozo Ogino

No longer responsible for Audit Dept.

Group CRO

Responsible for Corporate Risk Management

Dept. and Credit & Investment Planning Dept.

Director of Sumitomo Mitsui Banking

Corporation (Representative Director)

Director	Jun Ohta

Director (Representative Director)

Group CFO, Group CSO and Group CDIO

Responsible for Public Relations Dept.,

Corporate Planning Dept., Financial

Accounting Dept., Subsidiaries & Affiliates

Dept., IT Innovation Dept. and Transaction

Business Planning Dept.

Resigned from Director of Sumitomo Mitsui

Banking Corporation

Director	Katsunori Tanizaki	Group CIO Responsible for IT Planning Dept., Data Management Dept. and Operations Planning Dept.
Director	Koichi Noda	Resigned from Director Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

5.

The Company appointed one Substitute Corporate Auditor to serve as a substitute for all Outside Corporate Auditors, in case the number of Corporate Auditors fails short of the number required by applicable laws and regulations.

Substitute Corporate Auditor	Daiken Tsunoda

Directors and Corporate Auditors who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Koichi Minami	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	He resigned on May 31, 2016.
Toshiyuki Teramoto	Director	Director of Sumitomo Mitsui Banking Corporation	He resigned on June 29, 2016.

  (Note)    Position and responsibility and significant concurrent positions are reported as of the date of resignation.

(2)    Compensation, etc. for Directors and Corporate Auditors

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	15	471
Corporate Auditors	7	154
Total	22	626

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	Directors do not receive an employee salary nor do they receive consideration for the performance of other duties.
3.

Maximum amount of compensation for Directors were determined by the resolution at the General Meeting of Shareholders held on June 26, 2015, to be 550 million yen per year (of which 100 million yen for Outside Directors) and maximum amount of compensation for Corporate Auditors were determined by the resolution at the General Meeting of Shareholders held on June 27, 2008, to be 180 million yen per year. In addition, the maximum amount of compensation in the form of stock compensation-type stock options (stock acquisition rights) was determined by the resolution at the General Meeting of Shareholders held on June 29, 2010 to be 200 million yen per year for Directors (excluding Outside Directors) and 80 million yen per year for Corporate Auditors (excluding Outside Corporate Auditors).

	4.	The above-written amounts include expenses of 70 million yen related to the payment of Directors’ bonuses.
5.

The above-written amounts include expenses of 44 million yen (33 million yen for Directors and 10 million yen for Corporate Auditors) related to the allotment of stock compensation-type stock options (stock acquisition rights), granted to Directors and Corporate Auditors in the current fiscal year.

	6.	The above-written amounts include “Compensation, etc. for the Outside Directors and Outside Corporate Auditors” as mentioned below.

(Reference)    Policy on Compensation, etc. for Directors and Corporate Auditors

The Company aims to “be a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region” by earning the highest trust of our customers, and leads the growth of Japan and the Asian Region by improving corporate value over the medium to long-term.

In an effort to realize such a management plan, we have set the executive pay system. Compensation for Directors and Corporate Auditors is comprised of three types: “Base salary,” “Bonuses” and “stock option plan.”

Base salary is decided by taking into consideration the content of duties and performance of executives. Bonuses are determined by taking into consideration performance evaluation of the fiscal year and the status of execution of duties of individual Directors and Corporate Auditors from a short and medium-term perspective. With respect to stock option plan, stock acquisition rights are granted according to the positions of the Directors and Corporate Auditors. Outside Directors and outside Corporate Auditors who are independent from business execution are not eligible to receive stock options.

(3)	Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Yoshinori Yokoyama

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors and Outside Corporate Auditors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) ¥10 million or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Kuniaki Nomura
Arthur M. Mitchell
Masaharu Kohno
Eriko Sakurai
Ikuo Uno
Satoshi Itoh
Rokuro Tsuruta

3.   Matters regarding Outside Directors and Outside Corporate Auditors

(1)	Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors

Name	Concurrent positions and other details
Kuniaki Nomura	Corporate Auditor of MS&AD Insurance Group Holdings, Inc. (outside) Corporate Auditor of Dai Nippon Printing Co., Ltd. (outside)
Masaharu Kohno	Director of DOUTOR • NICHIRES Holdings Co., Ltd. (outside)
Eriko Sakurai	Chairman and CEO of Dow Corning Toray, Ltd. President and Representative Director of Dow Corning Holding Japan Co., Ltd. Director of Sony Corporation (outside)
Ikuo Uno

Executive Advisor to the Board of NIPPON LIFE INSURANCE COMPANY

Director of TOYOTA MOTOR CORPORATION (outside)

Director of FUJI KYUKO CO., LTD (outside)

Corporate Auditor of Odakyu Electric Railway Co., Ltd. (outside)

Corporate Auditor of Tohoku Electric Power Company, Incorporated (outside)

Satoshi Itoh	Corporate Auditor of NISSHIN SEIFUN GROUP INC. (outside)
Rokuro Tsuruta	Director of KYB Corporation (outside) Director of TPR CO., LTD. (outside) Corporate Auditor of J.FRONT RETAILING Co., Ltd. (outside)
(Note)	There is no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors and Outside Corporate Auditors of the Company concurrently serve.

(2)	Major Activities of Outside Directors and Outside Corporate Auditors

Name	Period of service	Attendance of the Board of Directors meeting	Opinions issued at the Board of Directors meeting and other activities
Yoshinori Yokoyama	10 years and 9 months	Attended all 14 meetings of the Board of Directors held in the 2016 fiscal year.	He mainly provides suggestions and comments based on his broad knowledge of management and high level of insight.
Kuniaki Nomura	7 years and 9 months	Attended 13 out of 14 meetings of the Board of Directors held in the 2016 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Arthur M. Mitchell	1 year and 9 months	Attended all 14 meetings of the Board of Directors held in the 2016 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Masaharu Kohno	1 year and 9 months	Attended all 14 meetings of the Board of Directors held in the 2016 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a diplomat and high level of insight.
Eriko Sakurai	1 year and 9 months	Attended 13 out of 14 meetings of the Board of Directors held in the 2016 fiscal year.	She mainly provides suggestions and comments based on her considerable experience as a chief executive and high level of insight.
Ikuo Uno	11 years and 9 months	Attended 12 out of 14 meetings of the Board of Directors and 6 out of 7 meetings of the Board of Corporate Auditors held in the 2016 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Satoshi Itoh	7 years and 9 months	Attended all 14 meetings of the Board of Directors and all 7 meetings of the Board of Corporate Auditors held in the 2016 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a Certified Public Accountant and high level of insight.
Rokuro Tsuruta	4 years and 9 months	Attended all 14 meetings of the Board of Directors and all 7 meetings of the Board of Corporate Auditors held in the 2016 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a legal profession, and high level of insight.
(Note)	Periods of service of the Directors and Corporate Auditors above of less than one month have been rounded down.

(3)	Compensation, etc. for the Outside Directors and Outside Corporate Auditors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	8	115	-

(Notes)	1.	Amounts less than one million yen have been rounded down.
2.

No expenses have been incurred in connection with the payment of bonuses and the allotment of stock compensation-type stock options (stock acquisition rights) for Outside Directors and Outside Corporate Auditors.

4.   Matters regarding Shares of the Company

(1)	Number of Shares

(Number of shares)
Total number of shares authorized to be issued

Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued

Common stock	1,414,055,625

(2)	Number of Shareholders as of March 31, 2017

(Number of shareholders)
Common stock	347,368

(3)	Major Shareholders

Common Stock

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	778,652	5.52
The Master Trust Bank of Japan, Ltd. (Trust Account)	638,186	4.52
Japan Trustee Services Bank, Ltd. (Trust Account 5)	290,342	2.05
Japan Trustee Services Bank, Ltd. (Trust Account 9)	262,467	1.86
STATE STREET BANK AND TRUST COMPANY 505223	248,257	1.76
Japan Trustee Services Bank, Ltd. (Trust Account 1)	215,549	1.52
Japan Trustee Services Bank, Ltd. (Trust Account 2)	212,822	1.50
NATSCUMCO	198,586	1.40
Japan Trustee Services Bank, Ltd. (Trust Account 7)	192,853	1.36
STATE STREET BANK WEST CLIENT - TREATY 505234	190,489	1.35

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

5.   Matters regarding Stock Acquisition Rights, etc. of the Company

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of the Company and its subsidiary SMBC, in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041
Third series stock acquisition rights	August 15, 2012	2,805	Common stock 280,500 shares	204,200 yen	1 yen	August 15, 2012 to August 14, 2042
Fourth series stock acquisition rights	August 14, 2013	1,157	Common stock 115,700 shares	415,900 yen	1 yen	August 14, 2013 to August 13, 2043
Fifth series stock acquisition rights	August 15, 2014	1,219	Common stock 121,900 shares	366,100 yen	1 yen	August 15, 2014 to August 14, 2044
Sixth series stock acquisition rights	August 18, 2015	1,324	Common stock 132,400 shares	490,400 yen	1 yen	August 18, 2015 to August 17, 2045
Seventh series stock acquisition rights	August 15, 2016	2,012	Common stock 201,200 shares	281,100 yen	1 yen	August 15, 2016 to August 14, 2046

(1)	Stock Acquisition Rights, etc. of the Company Held by the Company’s Officers at the End of the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Directors (excluding Outside Directors)		Corporate Auditors (excluding Outside Corporate Auditors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights
First series stock acquisition rights	51	Common stock 5,100 shares	4	51	-	-
Second series stock acquisition rights	116	Common stock 11,600 shares	5	116	-	-
Third series stock acquisition rights	109	Common stock 10,900 shares	5	109	-	-
Fourth series stock acquisition rights	62	Common stock 6,200 shares	6	62	-	-
Fifth series stock acquisition rights	130	Common stock 13,000 shares	6	69	1	61
Sixth series stock acquisition rights	110	Common stock 11,000 shares	7	57	3	53
Seventh series stock acquisition rights	143	Common stock 14,300 shares	8	125	3	18

(2)	Stock Acquisition Rights, etc. of the Company Granted to Employees, etc. during the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Employees (Executive Officers)		Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries
			Number of persons granted	Number of stock acquisition rights	Number of persons granted	Number of stock acquisition rights
Seventh series stock acquisition rights	1,869	Common stock 186,900 shares	5	44	73	1,825
(Note)

Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries are reported, which includes Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries who hold concurrent position(s) as Director, Corporate Auditor or employee (Executive Officer) of the Company.

6.  Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Tsutomu Takahashi Designated Limited Liability Partner Yutaka Terasawa Designated Limited Liability Partner Tomomi Mase Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 1,762 million yen

1. The Board of Corporate Auditors confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Board of Corporate Auditors gave approval set forth in Article 399, Paragraph 1 of the Companies Act for the compensation, etc. of the Accounting Auditor.

2. The Company paid to the Accounting Auditor compensation as the consideration for examining the effectiveness of the internal audit system, excluding services set forth in Article 2, Paragraph 1.

Of the above, compensation, etc. as Accounting Auditor: 219 million yen

(Notes)	1. Amounts less than one million yen have been rounded down.

2. The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

3. Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 4,124 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

The Board of Corporate Auditors discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Board of Corporate Auditors discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 344 of the Companies Act.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited and SMBC Capital Markets, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

7.  System to Ensure Appropriate Conduct of Operations

The Company resolved at the Board of Directors to adopt systems to ensure appropriate conduct of operations of the Company and the Group has operated the systems. The outline is as follows:

System for the storage and management of information related to the execution of duties by Directors

(Detail of the resolution)

The Company shall appropriately store and manage information related to the execution of duties by the Directors in accordance with “Policies for Controlling Information” and “Rules for Managing Documents.”

(Operational status)

The Company appropriately stored and managed information related to the execution of duties by the Directors, including minutes of the Board of Directors held 14 times, in accordance with “Policies for Controlling Information” and “Rules for Managing Documents.”

Policies concerning the management of risk of loss of the Group

(Detail of the resolution)

1. The Company shall establish “Policies on Comprehensive Risk Management” that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk.

2. The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee, a body consisting of executive officers appointed by the President, and approved by the Board of Directors.

3. The Management Committee, and the executive officer and department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph.

(Operational status)

The Company has established “Policies on Comprehensive Risk Management,” and under these policies, the department in charge of risk management cooperated with the department in charge of corporate planning to comprehensively and systematically manage risks. In addition, in accordance with the “Policy for Risk Committee of the Board of Directors,” the “Risk Committee” held three times, and the risks considered to have particularly material impact on the Company’s management and improvement in the effectiveness and revision of the risk appetite framework (*) were deliberated. The results were reported to the Board of Directors three times.

System for ensuring the efficient execution of duties by Directors

(Detail of the resolution)

1. The Company shall formulate business plans to ensure the efficient execution of duties by the Directors, and the Directors shall execute business operations and earnings management in accordance with the plans.

2. Each Director shall appropriately allocate duties and delegate authority to executive officers and employees in accordance with “Regulations on Organization,” “Rules for Managing Group Companies” and other internal rules and regulations.

(Operational status)

•  The Board of Directors formulated and resolved the medium-term management plan with a planned period of three years from fiscal 2017 to fiscal 2019, and the business plan for fiscal 2017

•  Based on the business plans formulated and resolved by the Board of Directors, executive officers and employees to whom authority was delegated, executed business operations, and reported on the status to the Board of Directors four times.

*       A management framework that clarifies the types and amount of risk company is willing to assume for growing earnings (risk appetite) and appropriately incorporates the risk appetite in business operations.

System for ensuring that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation

(Detail of the resolution)

1. The Company shall develop “Business Ethics,” a common CSR philosophy of the Group, and “Compliance Manual” to ensure that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation.

2. The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs, for the effective functioning of the Group’s compliance system, which shall be approved by the Board of Directors.

3. The Company shall formulate “Regulations on Assessment of Internal Control Over Financial Reporting” with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group.

4. The Company shall establish a whistleblowing system to discover and correct violations of laws and regulations by the Company and its executive officers and employees at an early stage and ensure the appropriateness of its operations.

5. The Company shall establish a system for appropriately managing the Group’s basic policy on dealing with antisocial forces, including, “the Company has nothing whatsoever to do with antisocial forces,” “the Company rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities and, takes appropriate legal responses as necessary,” and “the Company deals with antisocial forces systemically, in association with outside experts.”

6. The Company shall formulate “Management Policy Concerning Conflicts of Interest” for the Group to prevent and manage conflict of interest with customers within the Group.

7. The Company shall formulate “Rules for Preventing Money Laundering and Terrorist Financing” for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the rules.

8. The department in charge of internal audits, which is independent from other departments, shall conduct internal audits of the matters in the preceding paragraphs and report the results to the Board of Directors, the Management Committee and other relevant bodies.

(Operational status)

•  The Company formulated a compliance program as a practical implementation plan. Based on the program, the Company made efforts to enhance the group compliance system and the system for countermeasures against money laundering and financing of terrorism. The Compliance Committee including outside experts deliberated the program twice and the results were reported to the Board of Directors.

•  In accordance with the rules including “Regulations on Assessment of Internal Control Over Financial Reporting,” the Company assessed its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting, and reported to the Board of Directors.

•  Based on the internal reporting rules of the Group, the SMFG Group Alarm Line has been established and managed properly as an internal reporting system for the entire Group.

•  The Conflict of Interest Management Department has properly managed conflicts of interest to prevent from unfairly impairing customers’ interests based on the Management Policy Concerning Conflicts of Interest. In addition, the Conflict of Interest Management Department conducts monitoring every six months and reports the results to the Director in charge of compliance. There were no noteworthy events in the current fiscal year.

•  Internal auditing was conducted on departments of the Company as well as the Group companies to verify the appropriateness and effectiveness of the internal management system in accordance with the “Internal Audit Charter” and the annual audit plan resolved by the Board of Directors. In accordance with the “Policy for Audit Committee of the Board of Directors,” the audit results were deliberated by the “Audit Committee” and then reported to the Board of Directors four times.

System for ensuring the appropriateness of business operations of the Group	(Detail of the resolution)
1.

The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group’s business execution and management. The Management Committee shall deliberate on important business execution matters before they are executed in accordance with the basic policies adopted by the Board of Directors.

2.

The Company shall formulate policies for managing Group companies and a compliance manual for Group companies to maintain the Group’s integrated compliance system and ensure the appropriateness of system management in accordance with these policies and manual.

3.

The Company shall formulate rules on managing transactions among the Group companies to ensure the fairness and appropriateness of transactions. Further, transactions that may materially impact the management of the Group shall be approved by the Management Committee and the Board of Directors.

4.

The Company shall formulate rules and regulations on basic matters on managing Group companies, as well as include them in the policies for managing Group companies, to determine the status of the execution of the duties of the Group’s Directors and ensure that they execute their duties efficiently. The Company shall operate and manage the Group companies in accordance with these policies, rules and regulations.

(Operational status)
	•	The Management Committee deliberated on important business execution matters for the whole Group before they were executed in accordance with the basic policies adopted by the Board of Directors.
•

The Company has formulated rules on managing transactions among the Group companies, and operations and management are conducted based on these rules. In addition, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and the Board of Directors. However, there is no transaction applicable for the current fiscal year.

System for employees to assist Corporate Auditors, including ensuring their independence from Directors and the effectiveness of instructions given to them	(Detail of the resolution)
	1.	The Company shall establish Office of Corporate Auditors to assist the Corporate Auditors to execute their duties.
	2.	The approval by Corporate Auditors shall be required for matters regarding the employees of the Office, including performance review and transfers, to ensure their independence from the Directors.
	3.	The Office’s employees shall solely assist the Corporate Auditors in performing their duties according to their instructions.

(Operational status)

The Company has established Office of Corporate Auditors to assist the Corporate Auditors to execute their duties. The employees of the Office solely assist the Corporate Auditors in performing their duties according to their instructions. Personnel evaluation and transfer of employees were conducted with the consent of the Corporate Auditors.

System for executive officers and employees of the Group to report to the Board of Corporate Auditors or Corporate Auditors, and System to ensure that they shall not be treated unfairly for their actions	(Detail of the resolution)
1.

Executive officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as “the whistleblower”) to the Company’s Corporate Auditor. Further, in the case when a Corporate Auditor requests an explanation about a discovery, the whistleblower shall promptly respond to the Corporate Auditor’s request.

2.

The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to a Corporate Auditor. The Company’s department in charge of compliance shall periodically report to the Corporate Auditors on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report any allegation requiring reporting to the Corporate Auditors based on its impact on business, or when requested to do so by the Corporate Auditors.

	3.	The Group’s whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers.
(Operational status)
	•	The department in charge of compliance made monthly reports to the Corporate Auditors on the status of reception and handling of whistleblowing allegations.
•

The Company has stipulated the provision prohibiting the unfair treatment of whistleblowers in the Group’s whistleblowing guideline, and established the system that whistleblowers shall not be treated unfairly because of the use of the whistleblowing system.

System for ensuring effective auditing by Corporate Auditors	(Detail of the resolution)
1.

The department in charge of internal audits shall closely cooperate with the Corporate Auditors and make every effort to enable the Corporate Auditors to effectively conduct audits when requested by the Corporate Auditors.

2.

The Representative Director shall endeavor to improve the efficiency of the audit function carried out by the Corporate Auditors by ensuring opportunities for the regular exchange of opinions with Corporate Auditors and through other measures.

(Operational status)

•  The department in charge of internal audits closely cooperated with the Corporate Auditors and the Accounting Auditor in order to effectively conduct audits, by exchanging opinions and information including the results of internal audit on a regular basis or whenever it is necessary.

•  The Representative Directors exchanged opinions with the Corporate Auditors four times, and endeavored to improve the efficiency of the audit function carried out by the Corporate Auditors.

Bearing expenses for the execution of duties by Corporate Auditors

(Detail of the resolution)

Every fiscal year, the Company shall set aside a budget to cover necessary expenses for the Corporate Auditors to execute their duties based on their budget request. If an additional budget is requested by the Corporate Auditors due to a possible budget overrun, the Company shall set aside additional budget, except when the additional budget is obviously not necessary for executing their duties.

(Operational status) • The Company set aside necessary expenses for the Corporate Auditors to execute their duties including on-site audit.

8.	Matters regarding Specified Wholly Owned Subsidiary

Company Name	Address	Total book value (millions of yen)	Total assets of the Company (millions of yen)
Sumitomo Mitsui Banking Corporation	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	4,613,843	10,457,139

 (Note) Amounts less than one million yen have been rounded down.

Consolidated Balance Sheet

(As of March 31, 2017)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Cash and due from banks	46,865,538	Deposits	117,830,210
Call loans and bills bought	1,872,144	Negotiable certificates of deposit	11,880,937
Receivables under resale agreements	899,897	Call money and bills sold	2,088,019
Receivables under securities borrowing transactions	8,760,390	Payables under repurchase agreements	2,715,752
Monetary claims bought	4,420,377	Payables under securities lending transactions	7,444,655
Trading assets	6,755,428	Commercial paper	2,311,542
Money held in trust	3,439	Trading liabilities	4,704,931
Securities	24,631,792	Borrowed money	10,786,713
Loans and bills discounted	80,237,322	Foreign exchanges	683,252
Foreign exchanges	1,723,867	Short-term bonds	1,125,600
Lease receivables and investment assets	2,395,597	Bonds	8,129,232
Other assets	7,355,845	Due to trust account	1,180,976
Tangible fixed assets	3,101,642	Other liabilities	6,880,273
Assets for rent	2,086,391	Reserve for employee bonuses	77,375
Buildings	381,378	Reserve for executive bonuses	3,045
Land	489,167	Net defined benefit liability	59,110
Lease assets	7,186	Reserve for executive retirement benefits	2,347
Construction in progress	20,575	Reserve for point service program	21,744
Other tangible fixed assets	116,942	Reserve for reimbursement of deposits	15,464
Intangible fixed assets	946,506	Reserve for losses on interest repayment	156,775
Software	431,833	Reserves under the special laws	1,745
Goodwill	318,578	Deferred tax liabilities	335,908
Lease assets	185	Deferred tax liabilities for land revaluation	31,596
Other intangible fixed assets	195,909	Acceptances and guarantees	8,090,111
Net defined benefit asset	314,922	Total liabilities	186,557,325
Deferred tax assets	63,001	(Net assets)
Customers’ liabilities for acceptances and guarantees	8,090,111	Capital stock	2,337,895
Reserve for possible loan losses	(646,215)	Capital surplus	757,346
		Retained earnings	5,036,756
		Treasury stock	(12,913)
		Total stockholders’ equity	8,119,085
		Net unrealized gains (losses) on other securities	1,542,308
		Net deferred gains (losses) on hedges	(42,077)
		Land revaluation excess	38,109
		Foreign currency translation adjustments	65,078
		Accumulated remeasurements of defined benefit plans	9,034
		Total accumulated other comprehensive income	1,612,453
		Stock acquisition rights	3,482
		Non-controlling interests	1,499,264
		Total net assets	11,234,286
Total assets	197,791,611	Total liabilities and net assets	197,791,611

Consolidated Statement of Income

(From April 1, 2016 to March 31, 2017)

Unit: millions of yen

Account	Amount
Ordinary income		5,133,245
Interest income	1,912,027
Interest on loans and discounts	1,384,119
Interest and dividends on securities	259,840
Interest on call loans and bills bought	12,205
Interest on receivables under resale agreements	18,886
Interest on receivables under securities borrowing transactions	12,172
Interest on deposits with banks	48,040
Interest on lease transactions	70,227
Other interest income	106,534
Trust fees	3,797
Fees and commissions	1,195,452
Trading income	237,394
Other operating income	1,583,316
Lease-related income	257,847
Installment-related income	883,657
Other	441,811
Other income	201,257
Recoveries of written-off claims	14,089
Other	187,167
Ordinary expenses		4,127,389
Interest expenses	553,394
Interest on deposits	189,204
Interest on negotiable certificates of deposit	67,232
Interest on call money and bills sold	5,491
Interest on payables under repurchase agreements	16,281
Interest on payables under securities lending transactions	4,631
Interest on commercial paper	15,510
Interest on borrowed money	39,528
Interest on short-term bonds	118
Interest on bonds	144,755
Other interest expenses	70,641
Fees and commissions payments	182,104
Other operating expenses	1,275,747
Lease-related expenses	128,468
Installment-related expenses	832,749
Other	314,529
General and administrative expenses	1,812,433
Other expenses	303,710
Provision for reserve for possible loan losses	75,915
Other	227,795
Ordinary profit		1,005,855
Extraordinary gains		30,960
Gains on disposal of fixed assets	1,552
Reversal of reserve for eventual future operating losses from financial instruments transactions	82
Other extraordinary gains	29,325
Extraordinary losses		57,511
Losses on disposal of fixed assets	7,720
Losses on impairment of fixed assets	49,460
Provision for reserve for eventual future operating losses from financial instruments transactions	329
Income before income taxes		979,305
Income taxes-current	265,045
Income taxes-deferred	(94,093)

Income taxes		170,951
Profit		808,353
Profit attributable to non-controlling interests		101,834
Profit attributable to owners of parent		706,519

Consolidated Statement of Changes in Net Assets

(From April 1, 2016 to March 31, 2017)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Balance at April 1, 2016	2,337,895	757,306	4,534,472	(175,381)	7,454,294
Changes in the year
Cash dividends			(205,083)		(205,083)
Profit attributable to owners of parent			706,519		706,519
Purchase of treasury stock				(100)	(100)
Disposal of treasury stock		(2)		162,567	162,564
Changes in shareholders’ interest due to transaction with non-controlling interests		42			42
Increase due to increase in subsidiaries			25		25
Increase due to decrease in subsidiaries			13		13
Decrease due to increase in subsidiaries			(288)		(288)
Decrease due to decrease in subsidiaries			(4)		(4)
Decrease due to decrease in affiliates accounted for by the equity method			(200)		(200)
Reversal of land revaluation excess			1,300		1,300
Net changes in items other than stockholders’ equity in the year
Net changes in the year	-	40	502,283	162,467	664,791
Balance at March 31, 2017	2,337,895	757,346	5,036,756	(12,913)	8,119,085

	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasure- ments of defined benefit plans	Total accumulated other comprehen- sive income	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at April 1, 2016	1,347,689	55,130	39,416	87,042	(69,811)	1,459,467	2,884	1,531,022	10,447,669
Changes in the year
Cash dividends									(205,083)
Profit attributable to owners of parent									706,519
Purchase of treasury stock									(100)
Disposal of treasury stock									162,564
Changes in shareholders’ interest due to transaction with non-controlling interests									42
Increase due to increase in subsidiaries									25
Increase due to decrease in subsidiaries									13
Decrease due to increase in subsidiaries									(288)
Decrease due to decrease in subsidiaries									(4)
Decrease due to decrease in affiliates accounted for by the equity method									(200)
Reversal of land revaluation excess									1,300
Net changes in items other than stockholders’ equity in the year	194,619	(97,208)	(1,306)	(21,964)	78,845	152,985	598	(31,758)	121,825
Net changes in the year	194,619	(97,208)	(1,306)	(21,964)	78,845	152,985	598	(31,758)	786,616
Balance at March 31, 2017	1,542,308	(42,077)	38,109	65,078	9,034	1,612,453	3,482	1,499,264	11,234,286

Non-Consolidated Balance Sheet

(As of March 31, 2017)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current assets	876,975	Current liabilities	1,253,541
Cash and due from banks	728,445	Short-term borrowings	1,228,030
Prepaid expenses	140	Accounts payable	844
Accrued income	21,240	Accrued expenses	23,156
Accrued income tax refunds	87,571	Income taxes payable	80
Deferred tax assets	36,266	Business office taxes payable	9
Other current assets	3,312	Reserve for employee bonuses	234
		Reserve for executive bonuses	95
		Other current liabilities	1,090
Fixed assets	9,580,164	Fixed liabilities	3,690,917
Tangible fixed assets	39	Bonds	3,558,111
Buildings	39	Long-term borrowings	132,805
Equipment	0	Total liabilities	4,944,459
Intangible fixed assets	316	(Net assets)
Software	316	Stockholders’ equity	5,509,473
Investments and other assets	9,579,808	Capital stock	2,337,895
Investments in subsidiaries and affiliates	6,155,487	Capital surplus	1,583,701
Long-term loans receivable from subsidiaries and affiliates	3,424,217	Capital reserve	1,559,374
Deferred tax assets	102	Other capital surplus	24,327
Other	0	Retained earnings	1,600,789
		Other retained earnings	1,600,789
		Voluntary reserve	30,420
		Retained earnings brought forward	1,570,369
		Treasury stock	(12,913)
		Stock acquisition rights	3,206
		Total net assets	5,512,680
Total assets	10,457,139	Total liabilities and net assets	10,457,139

Non-Consolidated Statement of Income

(From April 1, 2016 to March 31, 2017)

Unit: millions of yen

Account	Amount
Operating income		502,484
Dividends on investments in subsidiaries and affiliates	428,846
Fees and commissions received from subsidiaries and affiliates	20,705
Interest on loans receivable from subsidiaries and affiliates	52,931
Operating expenses		75,288
General and administrative expenses	10,830
Interest on bonds	63,347
Interest on long-term borrowings	1,110
Operating profit		427,196
Non-operating income		240
Interest income on deposits	44
Fees and commissions income	1
Other non-operating income	194
Non-operating expenses		13,026
Interest on short-term borrowings	4,451
Fees and commissions payments	155
Amortization of bond issuance cost	8,417
Other non-operating expenses	2
Ordinary profit		414,410
Income before income taxes		414,410
Income taxes-current	3
Income taxes-deferred	(36,368)
Total income taxes		(36,365)
Net income		450,775

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2016 to March 31, 2017)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus
Balance at April 1, 2016	2,337,895	1,559,374	24,332	1,583,706
Changes in the year
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(4)	(4)
Net changes in items other than stockholders’ equity in the year
Net changes in the year	-	-	(4)	(4)
Balance at March 31, 2017	2,337,895	1,559,374	24,327	1,583,701

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward
Balance at April 1, 2016	30,420	1,331,100	1,361,520	(12,833)	5,270,289	2,635	5,272,925
Changes in the year
Cash dividends		(211,506)	(211,506)		(211,506)		(211,506)
Net income		450,775	450,775		450,775		450,775
Purchase of treasury stock				(100)	(100)		(100)
Disposal of treasury stock				19	15		15
Net changes in items other than stockholders’ equity in the year						571	571
Net changes in the year	-	239,268	239,268	(80)	239,183	571	239,755
Balance at March 31, 2017	30,420	1,570,369	1,600,789	(12,913)	5,509,473	3,206	5,512,680

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 9, 2017

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Yutaka Terasawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Tomomi Mase (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2017 and for the year from April 1, 2016 to March 31, 2017 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 9, 2017

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Yutaka Terasawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Tomomi Mase (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income and the statement of changes in net assets, significant accounting policies and other explanatory information, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2017 and for the year from April 1, 2016 to March 31, 2017 in accordance with Article 436(2)(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period, for which the financial statements and supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Board of Corporate Auditors’ report Originally Issued in the Japanese Language]

Audit Report

The Board of Corporate Auditors, following deliberations on the reports made by each Corporate Auditor concerning the audit of execution of duties by Directors of the Company for the 15th fiscal year from April 1, 2016 to March 31, 2017, has prepared this audit report as a unanimous opinion of the Board of Corporate Auditors, consisting of six members, and hereby report as follows:

1.	Auditing Method Used by Each Corporate Auditor and the Board of Corporate Auditors and Details Thereof
(1)

The Board of Corporate Auditors established auditing policies, including allocation of duties, and received reports from each Corporate Auditor regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditor regarding the execution of their duties, and sought explanations as necessary.

(2)

In accordance with the auditing policies, including allocation of duties for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor endeavored to gather information and create an improved environment for auditing through regular communication with the Directors, the Audit Department, and other relevant personnel. In addition, the Corporate Auditors conducted audits based on the following methods.

1)

The Corporate Auditors attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company. As for the subsidiaries of the Company, the Corporate Auditors have shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses.

2)

The Corporate Auditors received reports from the Directors and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding the development of systems necessary to ensure that the execution of duties by the Directors complies with the laws and regulations and with the Company’s Articles of Incorporation and other systems prescribed by Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan as systems necessary to ensure the properness of business operations by the corporate group consisting of the Company and its subsidiaries, and sought their explanations as necessary. Moreover, the Corporate Auditors received reports on the status of establishment and operations of such systems that have been developed in compliance with such resolutions (internal control systems) from the Directors and other relevant personnel and also sought their explanations as necessary. In regard to the Company’s internal control over financial reporting, the Corporate Auditors received reports on the assessment of such internal control from the Directors and other relevant personnel; reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

3)

The Corporate Auditors monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Corporate Auditors also received notification from the Accounting Auditor that “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Corporate Auditors reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
1)

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

2)

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors.

3)

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 9, 2017

The Board of Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Standing Corporate Auditor (Full-Time)	Toshiyuki Teramoto (Seal)
Standing Corporate Auditor (Full-Time)	Kazuhiko Nakao (Seal)
Standing Corporate Auditor (Full-Time)	Toru Mikami (Seal)
Corporate Auditor	Ikuo Uno (Seal)
Corporate Auditor	Satoshi Itoh (Seal)
Corporate Auditor	Rokuro Tsuruta (Seal)

(Note)	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors pursuant to Article 2, Item 16 and Article 335, Paragraph 3 of the Companies Act of Japan.